SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 23, 2010 regarding “ST-Ericsson reports first quarter 2010 financial results.”

Press Release April 22, 2010

ST-Ericsson reports first quarter 2010 financial results

•	Net sales $606 million: 8% year-over-year increase pro-forma; 18% sequential decrease

•	Adjusted operating loss1) $114 million

•	Restructuring plans on track

Geneva, Switzerland, April 22, 2010 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the first fiscal quarter ending March 27, 2010.

President and CEO, Gilles Delfassy, commented: “Sales in the quarter reflected the short-term impact of the ongoing portfolio transition, as well as some seasonality and the lower number of days in the fiscal period. Our restructuring plans are well on track.

We have already taken significant steps towards achieving our planned transformation and our new portfolio has been well received by our customers. Our recently launched low-cost, AndroidTM-ready platform, the U6715, is already shipping to Acer; we have announced a number of enhancements to our smartphone offering, the U8500, and in TD-SCDMA we confirmed our leading position, having delivered more than 10 million chipsets.

ST-Ericsson remains focused on its key priorities for 2010: achieving a competitive cost structure, transitioning to the new portfolio and pursuing profitable growth.”

First quarter 2010 financial highlights (unaudited)

$ million	Q1 2010	Q4 2009	Q1 2009 PRO-FORMA[2]
Income Statement
NET SALES	606	740	562
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(114)	(50)	(149)
- amortization of acquisition-related intangibles	(24)	(27)	(30)
- restructuring charges	(27)	(62)	0
OPERATING INCOME / (LOSS) as reported	(164)	(139)	(179)
NET INCOME / (LOSS)	(154)	(125)	NA

Press Release April 22, 2010

Net sales decreased by 18 percent sequentially due to the impact of the on-going portfolio transition, to seasonal effects as well as to the lower number of days in the fiscal quarter. The good traction of EDGE platforms and the continued momentum in TD-SCDMA volume shipments were offset by a fast decline in certain legacy products.

The sequential change in operating loss mostly reflects lower sales, the effect of the unfavorable product mix and the lower contribution from European funding programs which positively impacted the previous quarter.

Inventory declined by $14 million, due to the continued control of the supply chain, reaching a level of $230 million at the end of the quarter.

Net cash3 was $120 million at the end of the first quarter 2010, with a sequential decline of $109 million mainly due to the operating loss and to cash outflows related to restructuring.

Update on restructuring plans

The restructuring plans, respectively, of $230 million announced on April 29, 2009 and of $115 million announced on December 3, 2009, are on track. By the end of the quarter, approximately half of the total expected savings for the $230 million plan were realized. The $115 million restructuring plan is expected to contribute savings starting in the second half of 2010. The R&D efficiency program has been initiated, with focus on common tools, IT infrastructure and processes, and the company also completed the complex integration of the IT systems.

Outlook

The company expects sequential net sales approximately flat with respect to the first quarter 2010, due to the continued ongoing short-term impact of the portfolio transition. Given expected top line and based on the progression of the restructuring plans, the company does not anticipate improvements of operating result to occur until the second half of 2010.

Highlights - products, technology and wins

ST-Ericsson announced numerous enhancements to its advanced smartphone offering, U8500: it broke through smartphone performance barrier by reaching a dual-core smartphone platform, with each core running at a clock speed of 1.2 GHz, and it launched a family of single-chip 1080p high-definition multimedia interface (HDMI) transmitters to enable streaming of high-definition multimedia content from mobile devices to TVs.

Together with ARM, ST-Ericsson will enable support for AndroidTM on next-generation multicore mobile platforms.

Press Release April 22, 2010

It has also launched a new low-cost, compact and very power-efficient Android-ready platform, U6715, broadening the smartphone segment and bringing these advanced and customizable handsets affordable for the mass-market.

ST-Ericsson’s TD-SCDMA technology was selected by HTC for its smartphones in China. The companies are developing both advanced mobile handsets, capable of providing users with the ultimate multimedia mobile experience, and low-cost models. The company also announced it will cooperate with China Mobile on TD-LTE development.

In March, Sagem Wireless selected ST-Ericsson as its platform provider for future Sagem Wireless devices, supporting a major part of the range of products in its portfolio.

Financial results appendix (unaudited)

$ million	Q1 2009 ACTUAL	Q1 2009 PRO-FORMA[2]	Q2 2009	Q3 2009	Q4 2009
Income Statement
NET SALES	391	562	666	728	740
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(78)	(149)	(165)	(77)	(50)
- amortization of acquisition-related intangibles	(20)	(30)	(24)	(25)	(27)
- restructuring charges	0	0	(35)	(19)	(62)
OPERATING INCOME / (LOSS) as reported	(98)	(179)	(224)	(121)	(139)
NET INCOME / (LOSS)	(89)	NA	(213)	(112)	(125)

Footnotes

1)

The adjusted operating loss is defined as the operating loss reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2)

The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2009 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2nd, 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009.

3)	Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt.

Notes to editors

ST-Ericsson invites analysts and investors to a conference call scheduled on April 23 at 4:45 p.m. CET/10:45 a.m. US Eastern Time. Call-in numbers, a live webcast of the conference call as well as supporting slides will be available at www.stericsson.com/investors/investors.jsp.

Press Release April 22, 2010

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $2.7 billion in 2009. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor & Analyst Relations
Claudia Levo, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Jana Mancova, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 10 713 5058
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Susanne Andersson, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 719 4631	Phone: +1 602 485 2064
Andreas Hedemyr, Stockholm, Sweden	Celine Berthier, Geneva, Switzerland
Phone: +46 10 714 3748	Phone: +41 22 929 5812
E-mail: investor.relations@ericsson.com	Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 23, 2010